Exhibit (a)(5)(N)

FOR IMMEDIATE RELEASE

MEN’S WEARHOUSE ANNOUNCES NON-DISCLOSURE AGREEMENT WITH JOS. A. BANK

FREMONT, Calif., March 3, 2014 — The Men’s Wearhouse (NYSE: MW) today confirmed that it entered into a non-disclosure agreement with Jos. A. Bank Clothiers (Nasdaq: JOSB) on Saturday night, March 1, 2014, under which the companies have agreed to exchange certain confidential information and to work in good faith to evaluate a potential combination, and that Men’s Wearhouse has received a draft merger agreement from Jos. A. Bank.

Men’s Wearhouse noted that its existing cash tender offer for $63.50 would provide Jos. A. Bank shareholders with a substantial premium and immediate value, and that as previously announced, Men’s Wearhouse is prepared to increase its offer price to $65 per share if Jos. A. Bank can demonstrate or Men’s Wearhouse can discover additional value through discussions or limited due diligence.

As previously announced on February 24, 2014, Men’s Wearhouse’s cash tender offer to acquire all outstanding shares of Jos. A. Bank Clothiers, Inc. for $63.50 per share is scheduled to expire at 5:00 p.m., New York City time on Wednesday, March 12, 2014, unless the offer is extended.  Consummation of the offer is not conditioned upon any financing arrangements or subject to a financing condition.  The full terms, conditions and other details of the tender offer are set forth in the offering documents that Men’s Wearhouse have been filed with the Securities and Exchange Commission.

Men’s Wearhouse noted that there can be no assurance that a transaction will result from the discussions with Jos. A. Bank.

BofA Merrill Lynch and J.P. Morgan Securities LLC are serving as financial advisors to Men’s Wearhouse, and Willkie Farr & Gallagher LLP is serving as legal advisor.

Founded in 1973, Men’s Wearhouse is one of North America’s largest specialty retailers of men’s apparel with 1,133 stores.  The Men’s Wearhouse, Moores and K&G stores carry a full selection of suits, sport coats, furnishings and accessories in exclusive and non-exclusive merchandise brands and Men’s Wearhouse and Tux stores carry a limited selection.  Most K&G stores carry a full selection of women’s apparel.  Tuxedo rentals are available in the Men’s Wearhouse, Moores and Men’s Wearhouse and Tux stores.  Additionally, Men’s Wearhouse operates a global corporate apparel and workwear group consisting of Twin Hill in the United States and Dimensions, Alexandra and Yaffy in the United Kingdom.  Investors can find additional information at http://ir.menswearhouse.com/.

ADDITIONAL INFORMATION

On January 6, 2014, Java Corp. (“Purchaser”), a wholly owned subsidiary of The Men’s Wearhouse, Inc., commenced a cash tender offer for all outstanding shares of common stock of Jos. A. Bank Clothiers, Inc. not already owned by Men’s Wearhouse or any of its subsidiaries, subject to the terms and conditions set forth in the Amended and Restated Offer to Purchase dated as of February 24, 2014 (the “Offer to Purchase”). The purchase price to be paid upon the successful closing of the cash tender offer is $63.50 net per share in cash, without interest and less any required withholding tax, subject to the terms and conditions set forth in the Offer to Purchase and the related letter of transmittal that accompanies the Offer to Purchase.  The offer is scheduled to expire at 5:00 p.m., New York City time, on Wednesday, March 12, 2014, unless further extended in the manner set forth in the Offer to Purchase.

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication is for informational purposes only.  The tender offer is not being made to, nor will tenders be accepted from, or on behalf of, holders of shares in any jurisdiction in which the making of the tender offer or the acceptance thereof would not comply with the laws of that jurisdiction.  The tender offer is being made pursuant to a tender offer statement on Schedule TO (including the Offer to Purchase, a related letter of transmittal and other offer materials) filed by Men’s Wearhouse and the Purchaser with the U.S. Securities and Exchange Commission (“SEC”) on January 6, 2014, as amended from time to time. INVESTORS AND SECURITY HOLDERS OF JOS. A. BANK ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER. Investors and security holders can obtain free copies of these documents and other documents filed with the SEC by Men’s Wearhouse through the web site maintained by the SEC at http://www.sec.gov.  The Offer to Purchase Letter of Transmittal and other offering documents may also be obtained for free by contacting the Information Agent for the tender offer, MacKenzie Partners, Inc., at 212-929-5500 or toll-free at 800-322-2885.

This press release contains forward-looking information.  Forward-looking statements are not guarantees of future performance and a variety of factors could cause actual results to differ materially from the anticipated or expected results expressed in or suggested by these forward-looking statements.  These forward-looking statements may be significantly impacted by various factors, including, but not limited to: actions by governmental entities, domestic and international economic activity and inflation, success, or lack thereof, in executing our internal operating plans and new store and new market expansion plans, including successful integration of acquisitions, performance issues with key suppliers, disruption in buying trends due to homeland security concerns, severe weather, foreign currency fluctuations, government export and import policies, aggressive advertising or marketing activities of competitors; and legal proceedings. Future results will also be dependent upon our ability to continue to identify and complete successful expansions and penetrations into existing and new markets and our ability to integrate such expansions with our existing operations.  These statements also include assumptions about our offer to acquire Jos. A. Bank (including its benefits, results, effects and timing) that may not be realized.  Risks and uncertainties related to the proposed transaction include, among others: in the event a definitive transaction agreement is executed, the risk that Jos. A. Bank’s shareholders do not approve the transaction; uncertainties as to the timing of the transaction; the risk that regulatory or other approvals required for the transaction are not obtained, the risk that the other conditions to the closing of the transaction are not satisfied; and, in the event the transaction is consummated, risks related to the costs and difficulties related to the integration of Jos. A. Bank’s businesses and operations with Men’s Wearhouse’s business and operations; the inability to obtain, or delays in obtaining, cost savings and synergies from the transaction; unexpected costs, charges or expenses resulting from the transaction; litigation relating to the transaction; and the inability to retain key personnel. The forward-looking statements in this press release speak only as of the date hereof. Men’s Wearhouse undertakes no obligation to revise or update publicly any forward-looking statement, except as required by law.  Other factors that may impact the forward-looking statements are described in Men’s Wearhouse’s annual report on Form 10-K for the fiscal year ended February 2, 2013 and Forms 10-Q.  For additional information on Men’s Wearhouse, please visit the Company’s websites at www.menswearhouse.com, www.mooresclothing.com, www.kgstores.com, www.twinhill.com, www.dimensions.co.uk and www.alexandra.co.uk.

Contacts:

Ken Dennard	Dan Katcher / Tim Lynch / Aaron Palash
Dennard • Lascar Associates	Joele Frank, Wilkinson Brimmer Katcher
(832) 594-4004	(212) 355-4449
ken@dennardlascar.com
http://ir.menswearhouse.com/